Exhibit 99.3

NEWS RELEASE NASDAQ: ELBM TSX.V: ELBM

Electra Reports Q2 Results and Provides Update on Cobalt Refinery Project

Toronto, Ontario – (August 11, 2022) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”) today announced the filing of its financial results for the second quarter ended June 30, 2022, and provided an update on the commissioning of its cobalt refinery located north of Toronto. All amounts are in Canadian currency unless stated.

“We made considerable progress on our battery materials refinery project in Q2, completing 80 per cent of testing of existing brownfield equipment for recommissioning, 80 per cent of all procurement, and 85 per cent of detailed engineering,” said Trent Mell, CEO of Electra Battery Materials. “But consistent with the realities facing companies who are constructing projects around the world today, we experienced the dual impacts of inflationary price pressures and supply chain disruptions firsthand during the second quarter.

“Most notably, delivery of critical equipment for our refinery project was impacted by quality control issues experienced by a major supplier that will result in completing the commissioning project in the spring of 2023. Equally significant, rising prices for input costs, such as steel, copper, piping, and contract labour rates, that were unanticipated when we first developed our capital budget, will increase project capital costs from our previous estimate of US$67 million to US$76 to $80 million.

“The extended project timeline will not, however, impact our plans to proceed with our battery recycling demonstration plant in Q3 or evaluate assay results from our Ruby drill program to assess potential new exploration initiatives in the Idaho Cobalt Belt.”

Mr. Mell concluded, “The pace of EV supply chain investments in North America has resulted in strong interest in Electra’s cobalt, nickel and recycling business plans. We have several advanced discussions underway, including with two customers who have signed non-binding MOUs. Additional details on the progress of these developments will be disclosed in due course.”

ELECTRA Q2 2022 HIGHLIGHTS AND DEVELOPMENTS

●	Held cash of $41.8 million as at June 30, 2022, down from $51.9 million as at March 31, 2022. Electra’s cash balance at the end of Q2 does not include the remaining $6.5 million of government investments expected to be received or $17.5 million of available funding from the Company’s At-the-Market (ATM) program.

●	Total incurred costs for the refinery construction project at quarter end were $30.1 million.

●	Net income for the period was $7.5 million or $0.23 per basic share. The totals were driven by a gain of $12.7 million on the fair value of the embedded derivative liability portion of the convertible debt.

●	Commenced trading on Nasdaq Capital Market effective April 27, 2022 under the ticker symbol “ELBM” and consolidated its outstanding common shares on the basis of one post-consolidated share for every 18 pre-consolidated shares.

●	Announced preliminary discussions with the Government of Quebec to construct a new cobalt sulfate refinery in Bécancour, Quebec that will integrate with an emerging battery materials park in the province. In support of the effort, Electra will develop a pre-feasibility study to identify project costs, timelines, potential synergies from integration with other battery materials companies in the process as well as potential funding from federal and provincial governments.

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●	Strengthened the management team with the appointment of Renata Cardoso as Vice President Sustainability and Low Carbon, Craig Cunningham as Chief Financial Officer, Dave Marshall as Vice President, Engineering, and Joe Racanelli as Vice President, Investor Relations. The additions bring collectively 100 years of relevant sector experience and subject matter expertise to Electra.

●	Underscored its commitment to ESG with launch of policy and frameworks relating to ethical sourcing, human rights, and sustainability.

●	Signed two memorandums of understanding for off-take cobalt sulfate supply agreements pending the signing of definitive agreements.

Highlights Subsequent to Quarter End

●	Signed a benefits agreement with the Métis Nation of Ontario that will provide employment, training, procurement, and business opportunities related to the construction and expansion of Electra’s battery materials refinery north of Toronto.

●	Exploration program at the Ruby prospect to date suggests that Ruby could be a new mineralized cobalt and copper target located in close proximity to Electra’s Iron Creek cobalt-copper deposit in Idaho. Assay results are expected in Q3 2022.

For complete details of the consolidated financial statements and the associated management’s discussion and analysis, please refer to the Company’s filing on SEDAR (www.sedar.com) or the Company’s website (www.ElectraBMC.com).

Electra will host a conference call on August 12, 2022 at 10:00 am ET to review its second quarter performance and discuss near-term outlook.

Dial-in and Webcast Details:

-	North American dial-in number: 1-800-319-4610

-	International dial-in number: 1-604-638-5340

-	Webcast and slide presentation: https://ElectraBMC.com/category/events/

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Contact:

Joe Racanelli
Vice President, Investor Relations

info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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